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                      BlackRock Municipal 2018 Term Trust

                              File No. 811-10501

       Sub-Item No. 77D: Changes in Non-Fundamental Investment Policies

   On December 1, 2017, the Registrant's Board of Trustees (the "Board") approved changes to certain non-fundamental investment policies of the Registrant, which began effective on December 1, 2017.

   First, the Board approved eliminating the requirement for the Registrant to be fully invested (at least 95% of net assets) in municipal bonds that pay interest that is exempt from regular Federal income tax. In connection with the elimination of this 95% requirement, the Board approval also provides that the Registrant may invest in high-grade short term taxable securities subject to an after-tax yield assessment, and also subject to the Registrant's investment policy of investing at least 80% of its total assets in municipal bonds that pay interest that is exempt from regular Federal income tax.

   Second, the Board modified the Registrant's non-fundamental policy to invest no more than 10% of its total assets in securities of other open- or closed-end management investment companies that invest primarily in municipal bonds of the types in which the Registrant may invest directly. The modified policy excludes from the 10% limit any investments in registered money market funds that invest primarily in municipal bonds of the type in which the Registrant may invest directly, including BlackRock money market funds.